4301, Inc.
19800 MacArthur Blvd.
 Irvine, CA 92612

September 2, 2009

Ms. Susann Reilly
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         4301 Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2008 and Filed August 5, 2009
Form 10-Q/A for the Period Ended March 31, 2009 and Filed August 5, 2009
Form 10-Q for the Period Ended June 30, 2009 and filed August 12, 2009
File No.: 0-51877

Dear Ms Reilly:

We are in receipt of your comment letter dated August 13, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please provide the representations as we requested in our prior letter dated June 9, 2009. See “Closing Comments” below for details.

Answer:	The Tandy representations have been provided at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008
Item 8A-Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 5

2.
We note your response to our prior comment two.  As it does not appear that your disclosure was revised, our prior comment is being reissued. Please revise to disclose management’s conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this annual report (i.e. December 31, 2008, not 2007).  Refer to Item 307 of Regulation S-K.

Answer:	We have revised to disclose management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report.

Changes in Internal Controls, page 5

3.
We note your response to our prior comment three.  As it does not appear that your disclosure was revised, our prior comment is being issued.  Please revise to disclose any changes in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over the financial reporting.  Refer to Item 308(T)(b) of Regulation S-K.

Answer:	We have revised to disclose any changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter.

Financial Statements
Report of Independent Registered Public Accounting Firm, F-1

4.
We note that you provided a signed audit report in response to our prior comment four.  However, it appears that the signature provided is that of the audit partner.  Pursuant to AU 508, please note that an audit report should be signed by the independent accounting firm.  Please revise or advise.

Answer:	Please be advised that the report issued by the public accounting firm has been signed.

Form 10-Q/A for the Quarter Ended March 31, 2009 and
Form 10-Q for the Quarter Ended June 30, 2009
Item 8A-Controls and Procedures

5.
We note your disclosure that “management does not expect that the Company’s disclosure controls and procedures…will prevent all errors and all fraud” and that “a control system…can provide only reasonable, not absolute, assurance that the objectives of the control system are not met.”  Please confirm that in future Exchange Act filings, including any amendments to these Forms 10-Q, you will revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Answer:
We hereby confirm that in future Exchange Act filings, including any amendments to these Forms 10-Q, we will revise to state clearly that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our you principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

In addition, please note in connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws if the Unites States.

Very truly yours,

4301 Inc.

/s/ Yusuke Matsuo
Chief Executive Officer Chief Financial Officer, Principal Accounting Officer and Director